June 30, 2015

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	J. Nolan McWilliams
Sonia Bednarowski

Re:	Grand Perfecta, Inc.
Form 10-12G
File No. 000-55423

Ladies and Gentlemen:

This firm represents Grand Perfecta, Inc. (the “Company”). The Company has received your letter dated June 29, 2015 (“Letter”) regarding its registration statement on Form 10-12G. The Letter has a single comment as follows:

1. We note that you have added amounts due from related parties on pages F-3 and F-12 and in your Form 10-Q for the quarter ended April 30, 2015 but have made no such changes in your Certain Relationships and Related Transactions section. Please confirm you have disclosed all related party transactions required to be disclosed pursuant to Item 404(d) of Regulation S-K, including amounts of indebtedness described in Item 404(a)(5), or revise accordingly.

As discussed by phone with Ms. Bednarowski today, we are authorized by the Company to advise the staff of the Commission that the Company has disclosed in Certain Relationships and Related Transactions all of the information required to be disclosed with respect to the amounts due from related parties referenced in your comment above. Specifically, the changes to pages F-3 and F-13 of Amendment No. 2 to the Form 10 (the “Amendment”) with respect to amounts due from related parties and the amount due from related parties reported in the most recent report on Form 10-Q are corrected to include the advances to Motonori Okai and the company he controls, Umagin Japan, which are reported on page 18 of the Amendment.

If you have any questions, or wish to discuss any of these matters, please contact the undersigned.

Sincerely,

Parsons Behle & Latimer

/s/ Mark E. Lehman

Mark E. Lehman